BRANDON J. CAGE
Vice President and Managing Counsel
Writer’s Direct Number: (205) 268-1889
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
April 21, 2023
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Protective Life Insurance Company Request to Withdraw Post-Effective Amendment No. 6 to the Registration Statement on Form S-1 File No. 333-235429
Dear Commissioners:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Protective Life Insurance Company (the Company”) respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-235429) together with all exhibits (the “Amendment”) as filed with the SEC on April 13, 2023 (Accession No. 0001628280-23-011498).
Based on discussions with the SEC Staff following the filing of the Amendment, the Company intends to file the information that was included in the Amendment in an initial Form S-1 registration statement carrying forward the unsold securities from the current effective registration statement pursuant to Rule 415(a)(6) under the 1933 Act. The Company notes that the Amendment has not been made effective by the SEC Staff and that no securities have been sold based on the Amendment. Therefore, the Company believes it is in the best interest of the Company and the public that the Amendment be withdrawn.

If you have questions regarding this request, please contact the undersigned at the above number, or Thomas Bisset at Eversheds-Sutherland (US) LLP, counsel to the Company, at 202.383.0118.

Sincerely,

/s/ Brandon J. Cage
Brandon J. Cage
Vice President and Managing Counsel
cc: Thomas Bisset